Exhibit 77(d)


                POLICIES WITH RESPECT TO SECURITIES INVESTMENTS

On February 26, 2002, the Board of Directors of the Registrant adopted, on behalf of the Fund, and in accordance with the requirements of Rule 35d-1 of the Investment Company Act of 1940, an investment policy to invest at least 80% of the Fund's assets in the type of investment suggested by its name, and to give shareholders 60 days' prior notice before any change in the Fund's 80% investment strategy is implemented.